UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 India: Total Expands its Partnership with Adani to Renewables and Acquires 50% of a 2 GW Solar Portfolio (February 6, 2020)

Exhibit 99.2 Fourth quarter and full-year 2019 results (February 6, 2020)

Exhibit 99.3 Total proposes a final 2019 dividend of 0.68 €/share, an increase of 6%, and an annual dividend of 2.68 €/share for fiscal year 2019 (February 6, 2020)

Exhibit 99.4 Total Sells Its Interest in the Fos Cavaou Regasification Terminal (February 6, 2020)

Exhibit 99.5 Spain: Total to Enter into the Solar Market with a pipeline of 2 GW of projects (February 11, 2020)

Exhibit 99.6 Disclosure of transactions in own shares (February 13, 2020)

Exhibit 99.7 Disclosure of transactions in own shares (February 20, 2020)

Exhibit 99.8 Disclosure of transactions in own shares (February 27, 2020)

EXHIBIT INDEX

Exhibit 99.1 India: Total Expands its Partnership with Adani to Renewables and Acquires 50% of a 2 GW Solar Portfolio (February 6, 2020)

Exhibit 99.2 Fourth quarter and full-year 2019 results (February 6, 2020)

Exhibit 99.3 Total proposes a final 2019 dividend of 0.68 €/share, an increase of 6%, and an annual dividend of 2.68 €/share for fiscal year 2019 (February 6, 2020)

Exhibit 99.4 Total Sells Its Interest in the Fos Cavaou Regasification Terminal (February 6, 2020)

Exhibit 99.5 Spain: Total to Enter into the Solar Market with a pipeline of 2 GW of projects (February 11, 2020)

Exhibit 99.6 Disclosure of transactions in own shares (February 13, 2020)

Exhibit 99.7 Disclosure of transactions in own shares (February 20, 2020)

Exhibit 99.8 Disclosure of transactions in own shares (February 27, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: February 28, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer